Exhibit 99.1

VivoPower International PLC Announces Strategic Reorganization

and Divestiture of Non-Core Business Units

Divestiture of two non-core, legacy business units, J.A. Martin Electrical contracting business and NDT business

Fast-growing J.A. Martin Solar business unit to be retained and integrated with Aevitas Kenshaw

Caret Solar also expected to be divested via a trade sale, spin off or carve out as part of strategic reorganization plan

Proceeds to be primarily reinvested in high-growth electric vehicle and sustainable energy solutions businesses

LONDON, June 29, 2022 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce the sale of two non-core business units in Australia, J.A. Martin Electrical (“JAM Electrical”) and NDT Services (“NDT”), to ARA Group Limited (“ARA”), a leading diversified industrial services group based in Australia. This is in line with VivoPower’s strategy to focus on its core electric vehicle, renewable critical power and sustainable energy solutions businesses.

VivoPower will receive upfront consideration as well as an earnout based on FY2023 EBITDA results for the businesses (including the value of synergies) which could total up to A$10m (subject to actual FY2023 EBITDA results). VivoPower was advised on this transaction by STS Capital Partners in Singapore. The sale is expected to be completed and settled on July 1, 2022.

VivoPower is retaining its growing J.A. Martin’s Solar (“JAM Solar”) business, which will become a new division of its existing Australian business arm, Kenshaw (part of the wholly owned Aevitas group in Australia).

Kevin Chin, VivoPower’s Executive Chairman and Chief Executive Officer, said: “We are pleased to have taken this step to align our core business for the next decade of growth. With the JAM Solar business revenue delivering 62% compound annual growth rate (CAGR) since FY2019, the sale of the non-solar business of JAM Electrical and NDT represents an opportunity for the Company to consolidate its strategic focus while divesting non-core service offerings. Key capabilities will however be retained (including for the recently awarded A$11.7m contract for Edenvale Solar Farm).

“As part of our long-term strategy to focus on our core business units, including Tembo electric vehicles, Aevitas renewable critical power and Vivo sustainable energy solutions, we expect to also be divesting our broader Caret Solar business unit through a trade sale, carve out or spin off. This sale could be in tranches or as a whole, given interest from different groups including crypto-mining hosting companies and renewable power developers.

“Proceeds from the sale of the above non-core business units will be re-invested primarily in our fast-growing electric vehicle and sustainable energy solutions businesses.”

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com

Media Enquiries

vivopower@secnewgate.co.uk

Sophie Morello / Jessica Hodson Walker / Richard Bicknell